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DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES FOR VARIABLE LIFE
INSURANCE CONTRACTS ISSUED BY MONY LIFE INSURANCE COMPANY OF AMERICA.

This document sets forth the administrative procedures, as required by Rule 6e-3
(T) (b) (12) (iii) that will be followed by MONY Life Insurance Company of America (`the Company") in connection with the issuance of its variable life insurance contract ("Contract"), and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Contracts ("Owners) of their interests in the contracts. Capitalized terms used herein have the same definition as in the prospectus for the Contract that is included in the current registration statement on Form N-6 for the Contract (File no. 72596)as filed with the Securities and Exchange Commission ("Commission" or "SEC").

Procedures Relating to Purchase and Issuance of the Contracts and Acceptance of Premium Payments

Offer of the Contracts, Application, and Issuance

Offer of Contracts. The Contracts are offered and issued for flexible premium payments and insurance charges pursuant to underwriting standards in accordance with state insurance laws. Insurance charges for the Contracts are not the same for all Owners selecting an initial Insurance Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner incurs charges commensurate with the Insured's mortality risk as actuarially determined using factors such as age, sex, and rate class of the Insured. Uniform charges for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there is no uniform charge for all Insureds, there is a uniform charge for all Insureds of the same rate class, characteristic, age, and sex and same Initial Insurance Amount. (Age is determined by reference to the Insured's last birthday.)

Application. Persons wishing to purchase a Contract must complete an application and submit it to the Company through an authorized agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Contract. The application must specify the name of the Insured and provide certain required information about the Insured. The application must also specify an initial premium or an Initial Insurance Amount, and name a Beneficiary. Before an application will be deemed complete so that underwriting can proceed, the application must include the applicant's signature and the Insured's date of birth and signed authorization for the insurance Receipt of Application and Underwriting. Upon receipt of a completed application in good order, the Company will follow the Company's stated procedures for fully underwriting the life insurance coverage to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made. The underwriting process determines the rate class to which the Insured is assigned if the application is accepted. The Company currently places Insureds in the following rate classes: male or female; smoker or non smoker , and preferred , standard, or substandard rate class. This original rate class applies to the Initial Insurance Amount. The rate class applicable to an increase in the Insurance Amount may differ from the base policy classification.

Full Underwriting is the typical industry designation for its routine amount and age driven underwriting requirements. The Application for life insurance, the MIB, and the medical underwriting requirements routinely called for are predicated upon the proposed insured's age and the amount of life insurance and rider benefits under consideration. Medical exams, blood/urine tests, EKG's, Consumer Investigative Reports may be ordered. All such requirements are set forth in the Company's underwriting procedures manual. Upon satisfactory underwriting review a Contract in the amount and in the risk class applied for will be issued. See "Issuance of Contracts", below. If the application does not meet the Company's underwriting criteria for the Contract applied for, but it still meets the Company's criteria for Contract issuance, the Company may issue a Contract on terms other than as applied for. In this instance, the Company will send an adverse underwriting action letter [in accordance with state laws]. If the application does not meet the Company's underwriting criteria for Contract issuance, the application will be declined


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and a declination letter will be sent to the applicant [in accordance with state laws] explaining why the application was declined.

A Temporary Insurance Agreement is available for use to effect coverage prior to the issuance of the policy. It is designated to provide a specific amount of coverage for a limited period of time. Eligibility for this coverage will depend upon the issue age of the insured as well as answers to various questions in the application. Typically, this coverage will be the Initial Insurance Amount, not to exceed $500,000 per insured, nor will it extent beyond 90 days. If the Insured dies before the Contract is issued, the temporary insurance coverage amount [subject to satisfactory claims review and approval] will be paid to the Beneficiary named in the application.

Applications may be submitted either with or without premium payments. Assuming the application is otherwise in good order, processing of the application and underwriting will commence, as described above, regardless of whether premiums payments are submitted.

A completed application and the initial premium must be received at the Company's Administrative Office and determined to be in good order before the Company will issue a Contract

The Company reserves the right to reject an application for any reason permitted by law. If an application is rejected, any premiums received will be returned, without interest.

The Company will participate in the exchange of an existing life insurance contract for a Company Contract, which exchange would qualify under the Internal Revenue Section Code Section 1035 as a tax-free exchange, as long as all proper disclosure and replacement forms have been completed.

Issuance of Contract. When the underwriting process has been completed, and the application has been approved,then the Policy is issued. The Policy Date will be the later of the date the application was signed or the date requested by the owner on the application. The Policy Date is used to determine the policy anniversary, policy years and the monthly anniversary day which are significant for such things as when monthly charges are assessed, the number of transfers per Contract Year, etc. The scheduled premium must be paid in full when the policy is delivered. Once the policy is accepted and the scheduled premium paid, the policy is effective at the later of 1) the date of acceptance of the policy and payment of the scheduled premium ; and 2) the policy date requested in the application.

Policy Backdating - Backdating will be allowed to save age. Backdating will be subject to the normal rules (6 months from application date, 3 months from application date in Ohio). If the policy is backdated, the initial scheduled premium payment will include sufficient premium to cover the charges due during the back dated period. Backdating prior to product introduction is not allowed.

Additional Premium Payments

Additional premium payments may be made at any time subject to the condition that total premiums paid in a Contract Year may not exceed the guideline premium limitations for life insurance as set forth in the Internal Revenue Code. If at any time a premium is paid that would result in total premiums exceeding limits established by law to qualify a Contract as a life insurance policy, the Company will only accept premiums that would make total premiums paid equal at most the maximum amount that may be paid under the Contract. The Company may either refuse the entire premium, or refund the portion of the premium in excess of the limit. . In addition, the Company also reserves the right to require satisfactory evidence of insurability before accepting any additional premium that if paid would increase the death benefit by more than it increases the Fund Value. See section below entitled "Overpayments and underpayments" for refund procedures on overpayments.

Crediting Premium Payments

Crediting Initial Premium. If a premium payment is submitted in connection with an application and the temporary insurance agreement, it will be held in the Company's General Account until the policy is issued. At issue the funds


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plus interest at an annual rate not less than 4.0% will be credited to the premiums and the amount net of loads will be credited to the policy. Any monthly deductions due prior to the policy release date will be made. Once the Right to Return period ends, , the policy fund value will be allocated to the GIA and/or sub-accounts based upon the Owner's instructions. The Company will accept premium payments only by check or wire transfer. All checks and wires must be sent to the Company's lock box pursuant to instructions given to the selling broker-dealer relating to address, bank routing and other information.

Crediting Additional Premium Payments. Additional premium payments via check or wire may be sent to the Company's Operation Center. The premium will be placed in and credited to the Sub-account(s), as directed by the Owner, on the date received by the Company at its Administrative Office, or on the next Valuation Date if the date received is not a Valuation Date. A Valuation Date is the date at the end of a Valuation period when each Variable Sub-Account is valued. A Valuation period is the period between one calculation of Unit Value and the next calculation. Normally, Unit Values are calculated daily when the New York Stock Exchange is open for trading and the Company is open for business. All payments remitted will be treated as premium payments and not as a repayment of outstanding debt, unless requested.

Overpayments and Under payments. In accordance with industry practice, the Company will establish procedures to handle errors in initial and additional premiums to refund overpayments and collect underpayments. The Company will issue a refund check for any overpayment in excess of the Guideline Premium amount. In the case of underpayment, if the Cash Value on a Monthly Anniversary Day is less than the total of monthly deductions due on that day, the Contract will be in default and a grace period will begin. The Company will notify the owner of the required Premiums that must be paid before the end of the grace period.

Premium Payment During a Grace Period and Premium Payments Upon Reinstatement

Grace Period: On a Monthly Anniversary Day, if the Fund Value less any Surrender charges and less any outstanding debt is less than the Monthly Deduction Amount due on that date, the Contract will be considered insufficient and the grace period will begin. However, if this occurs while the policy is within the first 3 policy years, and if the cumulative premiums paid net of surrenders and debt exceeds the Cumulative Minimum Premium amount (stated on page 3 of the policy) , then the policy will not enter the grace period. The grace period will end 61 days after the date on which the Company mails a lapse pending notice stating the amount required to be paid during the grace period to the Owner's last know address. The Contract does not lapse, and the insurance coverage continues, until the expiration of this grace period. Failure to submit a sufficient premium within the grace period will result in lapse of the Contract without value or benefits payable.

Reinstatements: A Contract that lapses without value may be reinstated at any time within five (5) years after the Monthly Anniversary Day immediately before the start of the grace period. The Company will need a completed application for reinstatement, evidence of the Insured's insurability satisfactory to the Company, payment of all due unpaid monthly deductions during the grace period, an amount sufficient to keep the policy inforce for at least three (3) months from the reinstatement date, payment or reinstatement of any debt against the policy which existed on the expiration of the grace period, and payment of the amount of loan interest which will be accrued to the next policy anniversary (if any outstanding debt is reinstated)., The Reinstatement date will be the Monthly Anniversary Day that coincides with or immediately precedes the date the application for reinstatement is approved by the Company.

Allocations of Net Premiums Between the Variable Account and the Fixed Account.

The Variable Account. An Owner may allocate net premiums to one or more of the Sub-Accounts of the Variable Account. The Variable Account currently consists of 35 Sub-Accounts. The assets of the Sub-Accounts are owned by the Company and are kept separate from the general account assets and other separate accounts. The assets are used to purchase shares of a designated corresponding investment portfolio that is an open-end diversified management investment company registered under the Investment Company Act of 1940. Sub-Accounts may be added, deleted or consolidated from time to time


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When an Owner allocates an amount to a Sub-Account (either by net premium allocation, transfer of Fund Value, or repayment of a loan), the Contract is credited with Units in that Sub-Account. The Company determines the number of Units by dividing the dollar amount allocated or transferred to the Variable Sub-Account by the Sub-Account's Unit Value for that Valuation Date.

Unit Value. A Unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Date to the next. The Company arbitrarily set the Unit Value for each Variable Sub-Account at $10.00 when it established the Sub-Account. For each Valuation Period after the date of establishment, the Company determines the Unit Value by multiplying the Unit Value for a Sub-Account for the prior Valuation Period by the net investment factor for the Variable Sub-Account for the Valuation Period.

The Fixed Account. The Guaranteed Interest Account (GIA) is part of the Company's general account. The owner may also allocate net premiums to the GIA, which provides a guaranteed annual interest rate of 4.0%. The Company may use different rates of interest for different portions of the account value in the GIA.

Allocations Between the Variable Account and the Fixed Account.

General. In the application, the Owner specifies the percentage of premium payments to be allocated to the GIA and/or each Sub-Account of the Variable Account. The percentage of each premium payment that may be allocated to any Sub-Account must be a whole number, not less than 5, and the sum of the allocation percentages must be 100%. Such allocation percentages may be changed at any time by the Owner submitting a satisfactory notice to the Company's Administrative Office.

Allocations During the Right to Return Period. During the right to return period, all premium payments will be placed in the free look account in the General Account

Allocation after the Right to Return Period. Unless other wise specified by the Owner, additional premium payments received after the right to return period expires will be credited and allocated to the GIA and/or sub-accounts in accordance with the allocation percentages in effect on the valuation day the premium payment is received at the Company'sAdministrative Office.

Loan Repayments and Interest Repayments.

Repaying Loans. The Owner may repay all or part of the outstanding Debt at any time while the Contract is in force and the Insured is living. (Debt is the sum of all outstanding loans plus any accrued and unpaid loan interest.). There is no minimum loan repayment. If the grace period has expired and the Contract has terminated, any Debt that exists at the end of the Grace Period may not be repaid unless the Contract is reinstated.

Interest on Loan Account. Interest on loans accrues daily at the Loan Interest Rate Shown in the policy. It is due on each Contract anniversary until the outstanding debt is repaid. If loan interest is not paid when due, it will be added to the amount of the outstanding debt.

TRANSFER PROCEDURES

After the Right to Return period, the Owner may direct that the Fund Value under the Contract be transferred from one Sub-Account to another. In any Contract year the Owner may make an unlimited number of transfers; however, the Contract provides for a maximum $25.00 charge for each transfer among the Sub-Accounts. For purposes of the transfer fee, each transfer request is considered one transfer, regardless of the number of Sub-Accounts affected by the transfer. Transfers will be effective on the Valuation Date that coincides with or next follows the date the request is received in the Company's Administrative Office.


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There is no minimum amount required for a transfer and there is no minimum amount required to remain in a given sub-account after a transfer.

Transfers to the GIA - There is no minimum or maximum to money being transferred to the GIA.

     (a) Transfers out of the GIA -- There is no minimum or maximum to money being transferred from the GIA. A transfer of fund value from the GIA to any of the sub-accounts may be made once per contract year. A request for such transfer must be received at the Company's Administrative Office on or within 10 days before or 30 days after a policy anniversary.

A transfer transaction that does not involve the GIA will be effective on the Valuation Date that coincides with , or next follows the date the request is received at the Company's Administrative Office. A transfer transaction which does involve the GIA will be effective on (a) the policy anniversary or (b) if later, the Valuation Date that coincides with or next follows the date the request is received at theAdministrative Office.

REDEMPTION PROCEDURES

"Right to Return" Provision
The Contract provides for an initial Right to Return Policy period during which an Owner may elect to return the Contract and receive a refund of the premiums paid. The Right to Return policy period ends at the later of 45 days after the completion of Part 1 of the application, 10 days after the receipt of the policy, or within 10 days after mailing or delivery of a notice as to the availability of the withdrawal right. This will be completed upon satisfactory notice received by the Company's Administrative Office.

The 10 day period may be longer in certain states because of their requirements regarding the Right to Return provision.

Surrenders
The policy may be surrendered at any time for it's Cash Value by providing the Company with a completed Surrender form. The Company will not charge a fee to surrender.

The Cash Value on any Valuation Date is the Fund Value less any surrender charges less any outstanding debt.

Partial Surrender
The owner may request a partial surrender. The partial surrender can be made for any amount of at least $500. A partial surrender request will not be processed if it results in a reduction of the Specified Amount below $100,000 or if it results in a remaining cash value, of less than $500.

A $10 partial surrender fee will apply to each partial surrender. The amount of the partial surrender, plus the partial surrender fee, will be deducted from the the sub-accounts and GIA as specified by the policyowner. . The partial surrender fee is retained by the Company.

Effect of Partial Surrenders on Death Benefits. If death benefit option 1 is in effect , a partial surrender will reduce the Specified Amount by ;the amount of the partial surrender excluding its fee. If Death Benefit Option 2 is in effect, the Specified Amount in force will be unaffected, but the fund value will be reduced.
Lapses
If the Cash Value on a Monthly Processing Date is less than the monthly changes, a 61 day grace period is allowed for the payment of sufficient premium to keep the Contract in force. The grace period begins on the date when a notice is sent to the Owner. The notice will state the minimum amount of premium required to keep the Contract in


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force and the date by which the payment must be paid. The Contract will terminate with no value unless this payment is made.

Monthly Deductions

On each Monthly Anniversary Day, deductions will be made from the Guaranteed Interest Account (GIA) and/or each sub-account in the same proportion that the Fund Value is allocated. The Monthly Deduction Amount will include:

          The Cost of Insurance Charge (COI)
          The cost of any additional benefits provided by a rider
          The administration charge

Cost of Insurance charge: The cost of insurance charge is the monthly charge that the Company deducts from an Owner's Fund Value for the cost of the insurance protection provided on the contract date and each month thereafter It will not exceed the Guaranteed Maximum Monthly Cost of Insurance Charge. This charge is calculated as a percentage of the net amount at risk on the date of deduction and depends on a number of variables including age and rate class of the insured. The total cost of insurance charge for all coverages is deducted each monthly.anniversary day.

Monthly Administration Charges:
The Company charges a monthly administration charge of $5.00 per policy for all policy years. In addition, there is an additional monthly charge, The Per $1,000 Specified Amount charge , which varies depending upon the issue age and the Specified Amount. The Per $1,000 Specified Amount charge is deducted monthly for the first 10 policy years. The total monthly administration charge is deducted on each Monthly Anniversary Day.

Death Benefit

Payment of Death Proceeds. The Contract provides for payment to the designated Beneficiary upon the Company's receipt of due proof of the death of the Insured while the Contract is in force. The amount payable will be the Policy's death benefit less any debt due to the company and

          any due and unpaid monthly deductions including the deductions for the month of death

The Beneficiary decides how he or she wishes to receive the Death Proceeds. The Beneficiary can elect payment in a single sum, in which case the Contract will terminate; or the Owner or his Beneficiary may apply proceeds under one of the Settlement Options in the Contract.

Interest on death proceeds will be paid as per state insurance law.

Minimum Death Benefit. The minimum Specified Amount is $50,000 at issue of the policy.

Insurance Amount Increases. The policy owner may increase the Specified Amount subject to Company underwriting and issue approval.
If the fund value of the policy increases to a level such that the corridor under Section 7702 of the IRC is applicable, the death benefit is increased so that the policy continues to qualify as life insurance. If additional premiums are


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remitted while the policy values are such that the corridor is in effect, then the Company reserves the right to require satisfactory evidence of insurability of any increase in the Insurance Amount.
Payment of the death benefit is subject to the suicide and incontestability provisions of the Contract and any applicable law requirements. The Company will usually pay any death claim proceeds within 7 days after the last condition is met.

Loans

A loan may be obtained at any time while the policy has a positive account value and the policy loan does not exceed 90% of the cash value less interest accrual to the next policy anniversary A complete assignment of the policy to us will be needed.

If ever the debt exceeds the fund value less surrender charge, the policy will end. However the Company will give at least 61 days notice of insufficient value during which time the Owner can avoid termination of the Contract by paying the Company at least the minimum payment amount listed in the notice of insufficient value
 .
Loans will be processed upon receipt of written request from the owner at the Company's Administrative Office. The check for the loan proceeds will be mailed from the Company's Administrative Office, usually within 7 days after the request is received. The date of the loan will be the date on which the check for the loan proceeds is issued. The entire amount of the loan will be allocated against the Guaranteed Interest Account (GIA) and each sub-account as specified by the owner. The minimum allocation percentage is 10% and the total must be 100%. The company will not accept an allocation if there is not enough cash value in a sub-account and/or the GIA to provide its share of the allocation. Maximum Loanable Value. The maximum amount that can be borrowed is 90% of the Cash Value less any debt on the date of the loan less interest accrued to the policy anniversary.

Loan Repayment. Any debt may be repaid in whole or in part while the Contract is in force at any time during the Insured's lifetime. If the Grace Period has expired and the Contract has terminated, any Debt that exists at the end of the Grace Period may not be repaid unless the Contract is reinstated.

Any debt repayment will be allocated to the GIA and/or the sub-accounts in accordance with the scheduled premium allocation then in effect.

Any payments made to a policy with an outstanding debt will be applied as premium payments and will not be applied to repay the outstanding debt. Only payments specified as loan repayments are applied as such. If a debt payment is made in excess of the outstanding debt, the excess will be applied as a premium payment.

Loan Interest. Interest on the loan accrues daily at a Loan Interest Rate of 5.25% per annum for the first 20 policy years, and 4.25% per annum thereafter, and is due on each Policy Anniversary. If loan interest is not paid when due, the amount of the over due loan interest will be added to the amount of the outstanding debt.

Loan Account: When a loan is taken, the Company transfers funds proportionately from the GIA and/or the sub-accounts in which the Owner is invested to the Loan Account. The Company also transfers any loan interest that becomes due that is not paid from the GIA and/or sub-accounts to the Loan Account. If not repaid, the loan plus accrued interest will reduce the amount of Death Proceeds.

Settlement Options

The Surrender Value or Death Proceeds may be paid in a single sum or under one of six (6) Settlement Options. In addition to these Settlement Options, payment may be made by any other method to which the Company agrees. Payments under the Settlement Option may be made monthly, quarterly, semi-annually or annually. If the amount available to apply under any of the Settlement Options is less than the minimum amount of $1,000, the Company reserves the right to require that such amount paid in a lump sum. The payee can not be a corporation, association, or fiduciary. If the payment is less than $25, the Company will use a less frequent payment basis.


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Lump Sum Payments by the Company

The Company will normally pay any loan, withdrawal, part surrender or surrender proceeds within 7 days after receipt of written request for the payment at the Company's Administrative Office. The Company will normally pay any death proceeds within 7 days after we receive due proof of death.

However, the Company may delay making payments, applying Settlement Options, or processing transfers if:

          The New York Stock Exchange is closed (except for weekends and holidays) or trading on the New York Stock Exchange is restricted as determine by the Securities and Exchange Commission (SEC) or

          The SEC, by order, permits postponement for the protection of policyholders or

          The SEC determines that a state of emergency exists, so that valuation of the assets of the Variable Account or disposal of securities is not reasonably practicable.

Transfers among sub-accounts, and allocations to and against sub-accounts may also be postponed under the above circumstances.

Misstatement of Age or Sex

If the Insured's age or sex has been misstated, the amount of any Death Benefit will be the sum of (a) and (b) where:
(a) is the fund value on the date of death;
(b) is the Amount at Risk on the last Monthly Anniversary Day, multiplied by the ratio of the insurance rate on the last Monthly Anniversary Day based on the incorrect age or sex to the insurance rate that would have applied on that Day based on the correct age or sex.

Incontestability

The Company will not contest the payment of the Death Proceeds based upon the initial premium after the Contract has been in force during the Insured's lifetime for two (2) years from the Issue Date. For any increase in Specified Amount or any reinstatement, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for two (2) years form its effective date.

Suicide

In the case of the suicide of the Insured, sane or insane, within two (2) years from the Issue date, or within two (2) years of the date of any reinstatement, the amount payable by the Company will be limited to the amount of the premiums paid less: (a) any debt; and (b) any partial surrenders and their fees. But in the case of the suicide of the Insured, sane or insane, within two (2) years of the date any increase in Specified Amount took effect the amount payable by the Company with respect to that increase will be limited to its cost.

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